SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                          CONCORD MILESTONE PLUS, L.P.
                            (Name of Subject Company)

   SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF-NY 2005, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MP
  VALUE FUND 8, LLC; MP FALCON FUND, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY
 PREMIER FUND, LLC; MP INCOME FUND 16, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP
   FUND 11, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP FALCON GROWTH
               FUND 2, LLC; AND MACKENZIE PATTERSON FULLER, INC.
                                    (Bidders)

         Equity Units of Limited Partnership Interest, Each Composed of
                 One Class A Interest and one Class B Interest
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                       Amount of
         Valuation*                                        Filing Fee

         $6,075,200.00                                     $715.05

 * For purposes of calculating the filing fee only. Assumes the purchase of 1,518,800 Units at a purchase price equal to $4 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $715.05
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: October 13, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF-NY 2005, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MP VALUE FUND 8, LLC; MP FALCON FUND, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MP INCOME FUND 16, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 11, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP FALCON GROWTH FUND 2, LLC; AND MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 1,518,800 Units of Limited Partnership Interest, each composed of One Class A Interest and one Class B Interest (each such Equity unit a "Unit") in Concord Milestone Plus, L.P. (the "Partnership"), the subject company, at a purchase price equal to $4 per Unit, less the amount of any distributions declared or made with respect to the Units between October 13, 2005 (the "Offer Date") and November 12, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 13, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 15,720 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 79,744 Units, or approximately 5.25% of the total outstanding Units. These Units were allocated among the Purchasers as follows: MPF-NY 2005, LLC, 1,572 units; MPF Flagship Fund 10, LLC, 14,148 Units.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 17, 2005

SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF-NY 2005, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MP VALUE FUND 8, LLC; MP FALCON FUND, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MP INCOME FUND 16, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 11, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP FALCON GROWTH FUND 2, LLC; AND MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -----------------------------------
         Chip Patterson, Senior Vice President of
         Manager or General Partner of each filing person